Exhibit 4(d)

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of October 23, 2019, Acuity Brands, Inc. (“we,” “our,” “us,” “Acuity,” the “Company,” or other such similar references) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”): our common stock.
Description of Common Stock
The following summary of certain terms of our common stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), the forms of which are included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4(d) is also included, as well as the relevant portions of the Delaware General Corporation Law (“DGCL”).
Authorized Capital Stock
Under our Articles of Incorporation, the total number of shares of all classes of stock that we have the authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, par value $.01 per share, and 50,000,000 are shares of preferred stock, par value $.01 per share. Our outstanding shares are fully paid and non-assessable. Holders of shares of our common stock do not have subscription, redemption, or conversion rights. There are no sinking fund provisions applicable to our common stock.
Voting Rights
The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our Board of Directors (the “Board”) with respect to any series of preferred stock of Acuity. There are no cumulative voting rights. Accordingly, the holders of a majority of the common stock voting for the election of directors in an uncontested election can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors.
Dividend Rights
Subject to any preferential or other rights of any outstanding series of preferred stock of Acuity that may be designated by the Board, the holders of the common stock are entitled to receive ratably any dividends as may be declared from time to time by the Board from funds available.
Liquidation Rights
Subject to any preferential or other rights of any outstanding series of preferred stock of Acuity that may be designated by the Board, upon liquidation, holders of our common stock are entitled to receive pro rata all assets of Acuity available for distribution to such holders.
No Preemptive Rights
No holder of any stock of Acuity of any class have any preemptive right to subscribe to any securities of Acuity of any kind or class.
Transfer Agent and Registrar
The Transfer Agent and Registrar for Acuity is Computershare Trust Company N.A.
Preferred Stock
The Board is authorized without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the Board providing for the issuance of such series and as are permitted by the DGCL. The terms and rights of any such series may include:

Exhibit 4(d)

•	the designation of the series;

•
the number of shares of the series, which number the Board may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

•	any dividend rights;

•	any liquidation preferences;

•	any redemption rights;

•	any sinking fund terms;

•	any conversion rights;

•	any voting rights; and

•	any other relative rights, preferences and limitations of such series.
Should the Board elect to exercise this authority, the rights and privileges of holders of shares of the Company’s common stock could be made subject to the rights and privileges of any such series of preferred stock. Presently, Acuity has no plans to issue any preferred stock.
Certain Anti-takeover Provisions of Acuity’s Certificate of Incorporation, Bylaws and Delaware Law
Our Certificate of Incorporation, Bylaws, and the DGCL contain certain provisions that could delay or make more difficult an acquisition of control of Acuity not approved by the Board, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions, which are summarized below, could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Acuity, although such a proposal, if made, might be considered desirable by a majority of Acuity’s stockholders.
Election and Removal of Directors. In accordance with our Certificate of Incorporation, the Board is currently divided into three classes serving staggered three-year terms, with one class being elected each year. However, the division of directors into classes will terminate at the annual meeting of stockholders for fiscal year 2019, and each director elected at the annual meeting of stockholders for fiscal year 2019 and thereafter will be elected for a one-year term expiring at the next annual meeting after their election. Our Certificate of Incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 80% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the Board, however occurring, including a vacancy resulting from an increase in the size of the Board (other than vacancies and newly created directorships which the holders of any class or classes of stock are expressly entitled by the Certificate of Incorporation to fill), may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by the sole remaining director (and not by stockholders). This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.
Stockholder Action, Advance Notification of Stockholder Nominations, and Proposals. Our Certificate of Incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Our Certificate of Incorporation and Bylaws provide that special meetings of stockholders may be called only by resolution adopted by the whole Board. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting of stockholders.
Our Bylaws establish advance notice procedures for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, these procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The notice must contain certain information specified in our Bylaws.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.
Authorized but Unissued Capital Stock. The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of us or our stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or

Exhibit 4(d)

other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.
Amendment to Certificate of Incorporation and Bylaws. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended or repealed by a majority vote of the Board or, in addition to any other vote otherwise required by law, the holders of at least 80% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.
Additionally, the approval by holders of at least 80% of the voting power of all of the then outstanding shares of the capital stock entitled to vote on such matter, voting together as a single class, is required to amend or repeal or to adopt any provision inconsistent with Article V, Article VII, Article VIII, Article X or Article XI of our Certificate of Incorporation. These provisions may have the effect of deferring, delaying, or discouraging the removal of any anti-takeover defenses provided for in our Certificate of Incorporation and our Bylaws.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.
Delaware Takeover Statute. We are subject to the provisions of Section 203 of the DGCL and have adopted additional provisions in our Certificate of Incorporation for the approval, adoption, or authorization of business combinations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.
Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Pursuant to our Certificate of Incorporation, a “business combination” with an “interested person” requires the affirmative vote or consent of the holders of a majority of the shares of stock entitled to vote in elections of directors, which are not beneficially owned, directly or indirectly, by such interested person. This voting requirement will not be applicable if certain conditions described in our Bylaws are met with respect to a particular business combination.
Our Certificate of Incorporation defines a “business combination” as (a) any merger or consolidation of Acuity or any of its subsidiaries with or into any interested person (regardless of the identity of the surviving corporation); (b) any sale, lease, or other disposition of all or any substantial part of the assets of Acuity or any of its subsidiaries to any interested person for cash or securities or both; or (c) any issuance or delivery of securities of Acuity or any of its subsidiaries (which the beneficial owner shall have the right to vote, or to vote upon exercise, conversion, or by contract) to an interested person in consideration for or in exchange of any securities or other property (including cash).
An “interested person” is defined in our Certificate of Incorporation as any person who beneficially owns, directly or indirectly, 5% or more of the shares of stock of Acuity entitled to vote in elections of directors at the relevant record date.

Exhibit 4(d)

Limitations of Liability and Indemnification Matters
Our Bylaws limit the liability of our directors to the fullest extent permitted by applicable law and provide that we will indemnify them to the fullest extent permitted by such law. We have also entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new director or executive officer.